Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The SCO Group, Inc.:

We consent to the incorporation by reference in Registration Statement Nos. 333-43822, 333-97865, and 333-100105 on Form S-8 of The SCO Group, Inc. of our report dated February 18, 2005, except as to note 16, which is as of March 11, 2005, with respect to the consolidated balance sheets of The SCO Group, Inc. and subsidiaries as of October 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2004, and the related financial statement schedule, which report appears in the October 31, 2004 annual report on Form 10-K of The SCO Group, Inc.

/s/ KPMG LLP

Salt Lake City, Utah
March 31, 2005